Exhibit 99.2

Gold Mineral Reserves[1,2,3,6]

As at December 31, 2023	PROVEN			PROBABLE			TOTAL

	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0088	5.89	0.0017	—	—	—	0.0088	5.89	0.0017

Bulyanhulu underground	1.5	6.79	0.32	16	5.98	3.1	18	6.05	3.4

Bulyanhulu (84.00%) total	1.5	6.78	0.32	16	5.98	3.1	18	6.05	3.4

Jabal Sayid surface	0.064	0.38	0.00078	—	—	—	0.064	0.38	0.00078

Jabal Sayid underground	6.7	0.31	0.065	6.9	0.37	0.083	14	0.34	0.15

Jabal Sayid (50.00%) total	6.7	0.31	0.066	6.9	0.37	0.083	14	0.34	0.15

Kibali surface	5.5	2.02	0.36	18	2.06	1.2	24	2.05	1.6

Kibali underground	8.3	4.38	1.2	15	3.94	1.9	24	4.10	3.1

Kibali (45.00%) total	14	3.44	1.5	33	2.92	3.1	47	3.07	4.7

Loulo-Gounkoto surface	11	2.31	0.82	13	3.30	1.3	24	2.84	2.1

Loulo-Gounkoto underground	9.0	5.08	1.5	24	4.70	3.6	33	4.81	5.1

Loulo-Gounkoto (80.00%) total	20	3.56	2.3	36	4.22	4.9	57	3.99	7.2

North Mara surface	0.10	2.46	0.0080	30	1.90	1.8	30	1.90	1.8

North Mara underground	2.7	3.01	0.26	6.5	3.84	0.81	9.3	3.60	1.1

North Mara (84.00%) total	2.8	2.99	0.27	36	2.25	2.6	39	2.30	2.9

Tongon surface (89.70%)	3.1	2.02	0.20	2.5	1.94	0.15	5.5	1.98	0.35

AFRICA AND MIDDLE EAST TOTAL	48	3.04	4.7	130	3.32	14	180	3.24	19

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	0.65	2.4	480	0.59	9.2	600	0.60	12

Porgera surface[4]	—	—	—	5.0	3.55	0.57	5.0	3.55	0.57

Porgera underground[4]	0.66	6.69	0.14	2.2	7.05	0.51	2.9	6.96	0.65

Porgera (24.50%) total[4]	0.66	6.69	0.14	7.2	4.64	1.1	7.9	4.81	1.2

Pueblo Viejo surface (60.00%)	39	2.28	2.8	140	2.10	9.1	170	2.14	12

Veladero surface (50.00%)	20	0.60	0.38	69	0.72	1.6	89	0.70	2.0

LATIN AMERICA AND ASIA PACIFIC TOTAL	170	1.03	5.8	700	0.94	21	870	0.96	27

NORTH AMERICA

Carlin surface	3.7	1.80	0.22	61	2.43	4.8	65	2.39	5.0

Carlin underground	—	—	—	17	8.34	4.6	17	8.34	4.6

Carlin (61.50%) total	3.7	1.80	0.22	79	3.73	9.4	82	3.64	9.7

Cortez surface	1.1	1.86	0.064	100	0.81	2.7	110	0.82	2.8

Cortez underground	—	—	—	27	7.27	6.3	27	7.27	6.3

Cortez (61.50%) total	1.1	1.86	0.064	130	2.13	9.0	130	2.13	9.0

Hemlo surface	—	—	—	27	0.97	0.84	27	0.97	0.84

Hemlo underground	0.76	4.49	0.11	6.0	4.07	0.79	6.8	4.12	0.90

Hemlo (100%) total	0.76	4.49	0.11	33	1.53	1.6	34	1.60	1.7

Phoenix surface (61.50%)	3.8	0.81	0.100	97	0.57	1.8	100	0.58	1.9

Turquoise Ridge surface	16	2.36	1.2	6.9	2.37	0.52	22	2.36	1.7

Turquoise Ridge underground	8.1	11.58	3.0	12	10.04	3.9	20	10.66	6.9

Turquoise Ridge (61.50%) total	24	5.53	4.2	19	7.24	4.4	43	6.29	8.6

NORTH AMERICA TOTAL	33	4.42	4.7	360	2.27	26	390	2.45	31

TOTAL	250	1.85	15	1,200	1.61	61	1,400	1.65	77

 See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Copper Mineral Reserves[1,2,3,6]

As at December 31, 2023	PROVEN			PROBABLE			TOTAL

Based on attributable pounds	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mt)	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mt)	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mt)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0088	0.29	0.000026	—	—	—	0.0088	0.29	0.000026

Bulyanhulu underground	1.5	0.36	0.0052	16	0.36	0.058	18	0.36	0.063

Bulyanhulu (84.00%) total	1.5	0.36	0.0052	16	0.36	0.058	18	0.36	0.063

Jabal Sayid surface	0.064	2.63	0.0017	—	—	—	0.064	2.63	0.0017

Jabal Sayid underground	6.7	2.34	0.16	6.9	2.12	0.15	14	2.22	0.30

Jabal Sayid (50.00%) total	6.7	2.34	0.16	6.9	2.12	0.15	14	2.23	0.30

Lumwana surface (100%)	88	0.54	0.48	420	0.59	2.5	510	0.58	3.0

AFRICA AND MIDDLE EAST TOTAL	97	0.66	0.64	450	0.61	2.7	540	0.62	3.3

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	0.19	0.22	480	0.23	1.1	600	0.22	1.3

Zaldívar surface (50.00%)	100	0.45	0.45	77	0.38	0.29	180	0.42	0.74

LATIN AMERICA AND ASIA PACIFIC TOTAL	210	0.31	0.66	560	0.25	1.4	780	0.26	2.0

NORTH AMERICA

Phoenix surface (61.50%)	5.9	0.16	0.0092	130	0.17	0.22	140	0.17	0.23

NORTH AMERICA TOTAL	5.9	0.16	0.0092	130	0.17	0.22	140	0.17	0.23

TOTAL	320	0.41	1.3	1,100	0.38	4.3	1,500	0.39	5.6

 See “Mineral Reserves and Resources Endnotes”.

Silver Mineral Reserves[1,2,3,6]

As at December 31, 2023	PROVEN			PROBABLE			TOTAL

Based on attributable ounces	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0088	6.11	0.0017	—	—	—	0.0088	6.11	0.0017

Bulyanhulu underground	1.5	6.85	0.32	16	6.08	3.2	18	6.14	3.5

Bulyanhulu (84.00%) total	1.5	6.84	0.32	16	6.08	3.2	18	6.14	3.5

AFRICA AND MIDDLE EAST TOTAL	1.5	6.84	0.32	16	6.08	3.2	18	6.14	3.5

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	1.91	7.0	480	1.43	22	600	1.52	29

Pueblo Viejo surface (60.00%)	39	13.15	16	140	13.26	58	170	13.24	74

Veladero surface (50.00%)	20	13.43	8.5	69	13.83	31	89	13.74	39

LATIN AMERICA AND ASIA PACIFIC TOTAL	170	5.73	32	690	5.01	110	860	5.16	140

NORTH AMERICA

Phoenix surface (61.50%)	3.8	7.97	0.98	97	6.93	22	100	6.97	23

NORTH AMERICA TOTAL	3.8	7.97	0.98	97	6.93	22	100	6.97	23

TOTAL	180	5.79	33	800	5.27	140	980	5.36	170

 See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Gold Mineral Resources[1,3,6,7,8,9]

As at December 31, 2023	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]

	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0088	5.89	0.0017	—	—	—	0.0017

Bulyanhulu underground	3.5	7.80	0.88	25	6.50	5.3	6.2	17	7.6	4.1

Bulyanhulu (84.00%) total	3.5	7.80	0.88	25	6.50	5.3	6.2	17	7.6	4.1

Jabal Sayid surface	0.064	0.38	0.00078	—	—	—	0.00078	—	—	—

Jabal Sayid underground	8.8	0.35	0.098	6.8	0.46	0.10	0.20	1.3	0.6	0.026

Jabal Sayid (50.00%) total	8.8	0.35	0.099	6.8	0.46	0.10	0.20	1.3	0.6	0.026

Kibali surface	9.0	2.07	0.60	26	2.03	1.7	2.3	4.2	2.0	0.26

Kibali underground	10	5.00	1.6	21	4.19	2.9	4.5	4.7	3.5	0.53

Kibali (45.00%) total	19	3.63	2.2	47	3.00	4.6	6.8	8.8	2.8	0.79

Loulo-Gounkoto surface	12	2.37	0.90	18	3.37	2.0	2.9	3.0	2.7	0.26

Loulo-Gounkoto underground	19	4.33	2.7	35	4.38	4.9	7.6	13	2.3	0.95

Loulo-Gounkoto (80.00%) total	31	3.59	3.6	53	4.03	6.9	10	16	2.4	1.2

North Mara surface	7.7	3.36	0.83	34	1.63	1.8	2.6	3.0	1.6	0.16

North Mara underground	6.4	2.20	0.45	28	2.23	2.0	2.5	6.9	1.7	0.38

North Mara (84.00%) total	14	2.83	1.3	62	1.91	3.8	5.1	9.9	1.7	0.54

Tongon surface (89.70%)	4.9	2.22	0.35	7.5	2.21	0.53	0.88	2.3	2.4	0.18

AFRICA AND MIDDLE EAST TOTAL	82	3.21	8.4	200	3.26	21	30	55	3.9	6.8

LATIN AMERICA AND ASIA PACIFIC

Alturas surface (100%)	—	—	—	58	1.16	2.2	2.2	130	0.8	3.6

Norte Abierto surface (50.00%)	190	0.63	3.9	1,100	0.53	19	22	370	0.4	4.4

Pascua Lama surface (100%)	43	1.86	2.6	390	1.49	19	21	15	1.7	0.86

Porgera surface[4]	0.39	3.98	0.049	14	2.78	1.3	1.3	6.1	2.2	0.43

Porgera underground[4]	0.99	6.16	0.20	5.0	6.04	0.97	1.2	1.8	6.6	0.39

Porgera (24.50%) total[4]	1.4	5.55	0.25	19	3.62	2.3	2.5	8.0	3.2	0.82

Pueblo Viejo surface (60.00%)	50	2.10	3.4	190	1.92	12	15	4.8	1.6	0.24

Reko Diq surface (50.00%)[5]	—	—	—	1,800	0.25	14	14	600	0.2	3.8

Veladero surface (50.00%)	22	0.60	0.42	110	0.68	2.3	2.7	18	0.5	0.32

LATIN AMERICA AND ASIA PACIFIC TOTAL	310	1.06	10	3,600	0.60	70	81	1,100	0.4	14

 See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Gold Mineral Resources[1,3,6,7,8,9]

As at December 31, 2023	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]

	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)

NORTH AMERICA

Carlin surface	8.3	1.37	0.37	130	2.14	8.7	9.0	42	1.3	1.7

Carlin underground	—	—	—	31	7.45	7.3	7.3	19	7.3	4.4

Carlin (61.50%) total	8.3	1.37	0.37	160	3.18	16	16	61	3.2	6.2

Cortez surface	1.1	1.86	0.064	150	0.83	4.0	4.0	81	0.5	1.3

Cortez underground	—	—	—	39	6.39	7.9	7.9	16	5.4	2.8

Cortez (61.50%) total	1.1	1.86	0.064	190	1.97	12	12	97	1.3	4.0

Donlin surface (50.00%)	—	—	—	270	2.24	20	20	46	2.0	3.0

Fourmile underground (100%)	—	—	—	1.5	10.04	0.48	0.48	8.2	10.1	2.7

Hemlo surface	—	—	—	50	1.00	1.6	1.6	5.0	0.7	0.12

Hemlo underground	0.98	4.40	0.14	11	4.32	1.5	1.6	2.6	5.9	0.50

Hemlo (100%) total	0.98	4.40	0.14	61	1.58	3.1	3.2	7.7	2.5	0.62

Long Canyon surface	—	—	—	5.2	2.62	0.44	0.44	1.1	0.9	0.029

Long Canyon underground	—	—	—	1.1	10.68	0.38	0.38	0.53	9.1	0.16

Long Canyon (61.50%) total	—	—	—	6.4	4.03	0.82	0.82	1.6	3.6	0.18

Phoenix surface (61.50%)	3.8	0.81	0.100	250	0.48	3.8	3.9	29	0.3	0.31

Turquoise Ridge surface	17	2.22	1.2	23	2.52	1.9	3.1	8.1	2.3	0.60

Turquoise Ridge underground	10	10.72	3.6	19	8.96	5.5	9.1	1.5	7.7	0.37

Turquoise Ridge (61.50%) total	28	5.40	4.8	42	5.43	7.4	12	9.6	3.2	0.97

NORTH AMERICA TOTAL	42	4.06	5.5	970	2.01	63	68	260	2.1	18

TOTAL	430	1.76	24	4,800	1.00	150	180	1,500	0.8	39

 See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Copper Mineral Resources[1,3,6,7,8,9]

As at December 31, 2023	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]

	Tonnes	Grade	Contained Cu	Tonnes	Grade	Contained Cu	Contained Cu	Tonnes	Grade	Contained Cu

Based on attributable pounds	(Mt)	(%)	(Mt)	(Mt)	(%)	(Mt)	(Mt)	(Mt)	(%)	(Mt)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0088	0.29	0.000026	—	—	—	0.000026	—	—	—

Bulyanhulu underground	3.5	0.37	0.013	25	0.37	0.095	0.11	17	0.5	0.078

Bulyanhulu (84.00%) total	3.5	0.37	0.013	25	0.37	0.095	0.11	17	0.5	0.078

Jabal Sayid surface	0.064	2.63	0.0017	—	—	—	0.0017	—	—	—

Jabal Sayid underground	8.8	2.58	0.23	6.8	2.25	0.15	0.38	1.3	0.7	0.0092

Jabal Sayid (50.00%) total	8.8	2.58	0.23	6.8	2.25	0.15	0.38	1.3	0.7	0.0092

Lumwana surface (100%)	160	0.47	0.75	1,200	0.53	6.3	7.1	910	0.4	4.0

AFRICA AND MIDDLE EAST TOTAL	170	0.57	0.99	1,200	0.54	6.6	7.6	930	0.4	4.1

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	170	0.21	0.36	1,000	0.21	2.2	2.5	360	0.2	0.66

Reko Diq surface (50.00%)[5]	—	—	—	1,900	0.43	8.3	8.3	640	0.3	2.2

Zaldívar surface (50.00%)	220	0.40	0.90	330	0.36	1.2	2.1	21	0.3	0.070

LATIN AMERICA AND ASIA PACIFIC TOTAL	400	0.32	1.3	3,300	0.35	12	13	1,000	0.3	2.9

NORTH AMERICA

Phoenix surface (61.50%)	5.9	0.16	0.0092	350	0.16	0.55	0.56	31	0.2	0.050

NORTH AMERICA TOTAL	5.9	0.16	0.0092	350	0.16	0.55	0.56	31	0.2	0.050

TOTAL	580	0.39	2.2	4,900	0.39	19	21	2,000	0.4	7.1

 See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Silver Mineral Resources[1,3,6,7,8,9]

As at December 31, 2023	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]

	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag	Contained Ag	Tonnes	Ag Grade	Contained Ag

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0088	6.11	0.0017	—	—	—	0.0017	—	—	—

Bulyanhulu underground	3.5	6.91	0.78	25	6.36	5.2	6.0	17	7.4	4.0

Bulyanhulu (84.00%) total	3.5	6.90	0.78	25	6.36	5.2	6.0	17	7.4	4.0

AFRICA AND MIDDLE EAST TOTAL	3.5	6.90	0.78	25	6.36	5.2	6.0	17	7.4	4.0

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	190	1.62	10	1,100	1.23	43	53	370	1.0	11

Pascua-Lama surface (100%)	43	57.21	79	390	52.22	660	740	15	17.8	8.8

Pueblo Viejo surface (60.00%)	50	12.01	19	190	11.74	72	92	4.8	8.1	1.2

Veladero surface (50.00%)	22	13.90	9.7	110	13.95	47	57	18	15	8.7

LATIN AMERICA AND ASIA PACIFIC TOTAL	310	11.95	120	1,800	14.41	820	940	410	2.3	30

NORTH AMERICA

Phoenix surface (61.50%)	3.8	7.97	0.98	250	6.12	48	49	29	5.4	5.1

NORTH AMERICA TOTAL	3.8	7.97	0.98	250	6.12	48	49	29	5.4	5.1

TOTAL	310	11.84	120	2,000	13.32	870	990	450	2.7	39

 See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Summary Gold Mineral Reserves[1,2,3]

For the years ended December 31	2023				2022

	Ownership	Tonnes	Grade	Ounces	Ownership	Tonnes	Grade	Ounces

Based on attributable ounces	%	(Mt)	(g/t)	(Moz)%		(Mt)	(g/t)	(Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	84.00%	0.0088	5.89	0.0017	84.00%	—	—	—

Bulyanhulu underground	84.00%	18	6.05	3.4	84.00%	13	6.34	2.7

Bulyanhulu Total	84.00%	18	6.05	3.4	84.00%	13	6.34	2.7

Jabal Sayid surface	50.00%	0.064	0.38	0.00078	50.00%	0.069	0.34	0.00076

Jabal Sayid underground	50.00%	14	0.34	0.15	50.00%	13	0.31	0.13

Jabal Sayid Total	50.00%	14	0.34	0.15	50.00%	13	0.31	0.13

Kibali surface	45.00%	24	2.05	1.6	45.00%	20	2.16	1.4

Kibali underground	45.00%	24	4.10	3.1	45.00%	23	4.21	3.2

Kibali Total	45.00%	47	3.07	4.7	45.00%	44	3.26	4.6

Loulo-Gounkoto surface	80.00%	24	2.84	2.1	80.00%	25	2.65	2.2

Loulo-Gounkoto underground	80.00%	33	4.81	5.1	80.00%	28	4.98	4.5

Loulo-Gounkoto Total	80.00%	57	3.99	7.2	80.00%	54	3.87	6.7

North Mara surface	84.00%	30	1.90	1.8	84.00%	29	2.06	2.0

North Mara underground	84.00%	9.3	3.60	1.1	84.00%	9.5	3.43	1.0

North Mara Total	84.00%	39	2.30	2.9	84.00%	39	2.40	3.0

Tongon surface	89.70%	5.5	1.98	0.35	89.70%	7.8	2.25	0.56

AFRICA AND MIDDLE EAST TOTAL		180	3.24	19		170	3.22	18

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface	50.00%	600	0.60	12	50.00%	600	0.60	12

Porgera surface[4]	24.50%	5.0	3.55	0.57	24.50%	5.0	3.55	0.57

Porgera underground[4]	24.50%	2.9	6.96	0.65	24.50%	2.9	6.96	0.65

Porgera Total[4]	24.50%	7.9	4.81	1.2	24.50%	7.9	4.81	1.2

Pueblo Viejo surface	60.00%	170	2.14	12	60.00%	170	2.19	12

Veladero surface	50.00%	89	0.70	2.0	50.00%	85	0.71	1.9

LATIN AMERICA AND ASIA PACIFIC TOTAL		870	0.96	27		870	0.97	27

NORTH AMERICA

Carlin surface	61.50%	65	2.39	5.0	61.50%	73	2.27	5.4

Carlin underground	61.50%	17	8.34	4.6	61.50%	17	8.79	4.8

Carlin Total	61.50%	82	3.64	9.7	61.50%	90	3.50	10

Cortez surface	61.50%	110	0.82	2.8	61.50%	110	0.90	3.1

Cortez underground	61.50%	27	7.27	6.3	61.50%	26	7.78	6.5

Cortez Total	61.50%	130	2.13	9.0	61.50%	130	2.26	9.6

Hemlo surface	100%	27	0.97	0.84	100%	18	1.49	0.86

Hemlo underground	100%	6.8	4.12	0.90	100%	5.1	4.88	0.81

Hemlo Total	100%	34	1.60	1.7	100%	23	2.25	1.7

Phoenix surface	61.50%	100	0.58	1.9	61.50%	100	0.59	2.0

Turquoise Ridge surface	61.50%	22	2.36	1.7	61.50%	11	2.27	0.77

Turquoise Ridge underground	61.50%	20	10.66	6.9	61.50%	23	9.82	7.2

Turquoise Ridge Total	61.50%	43	6.29	8.6	61.50%	33	7.43	8.0

NORTH AMERICA TOTAL		390	2.45	31		380	2.54	31

TOTAL		1,400	1.65	77		1,400	1.67	76

 See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Mineral Reserves and Resources Endnotes

1.

Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2023 (unless otherwise noted) in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which was rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum definitions, as required by NI 43-101. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resource and mineral reserve estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Richard Peattie, Africa and Middle East Mineral Resource Manager, Chad Yuhasz, Latin America & Asia Pacific Mineral Resource Manager and Craig Fiddes, Lead - Resource Modeling, Nevada Gold Mines and reviewed by Simon Bottoms, Barrick’s Mineral Resource Management and Evaluation Executive. For 2023, reserves have been estimated based on an assumed gold price of US$1,300 per ounce, an assumed silver price of US$18.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Tongon, where mineral reserves for 2023 were calculated using $1,500/oz; Hemlo, where mineral reserves for 2023 were calculated using $1,400/oz and at Zaldívar, where mineral reserves for 2023 were calculated using Antofagasta guidance and an updated assumed copper price of US$3.50 per pound. For 2022, reserves were estimated based on an assumed gold price of US$1,300 per ounce, an assumed silver price of US$18.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral reserves for 2022 were calculating using Antofagasta guidance and an assumed copper price of US$3.30 per pound. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2023 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property.

2.

In confirming our annual reserves for each of our mineral properties, projects, and operations, we conduct a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

3.	All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu tonnes are reported to the second significant digit.

4.

Porgera mineral reserves and mineral resources are reported on a 24.5% interest basis, reflecting Barrick’s ownership interest in accordance with the Porgera Project Commencement Agreement (the “Commencement Agreement”) completed on December 22, 2023. The Commencement Agreement provided, among other things, for ownership of Porgera to be held in a new joint venture called New Porgera Limited, which is owned 51% by Papua New Guinea stakeholders and 49% by a Barrick affiliate, Porgera (Jersey) Limited (“PJL”). PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and accordingly Barrick has a 24.5% ownership interest in the Porgera mine. Barrick Niugini Limited has retained operatorship of the mine. Barrick expects to include Porgera in the Company’s 2024 guidance when it reports its full year and fourth quarter results on February 14, 2024. For additional information, see Barrick’s press release entitled “Recommissioning Starts as Porgera Prepares to Resume Operations in Q1 2024” dated December 22, 2023.

5.

Reko Diq mineral resources are reported on a 50% interest basis, reflecting Barrick’s ownership interest following the completion of the transaction allowing for the reconstitution of the project on December 15, 2022. This completed the process that began earlier in 2022 following the conclusion of a framework agreement among the Governments of Pakistan and Balochistan province, Barrick and Antofagasta plc, which provided a path for the development of the project under a reconstituted structure. The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders. Barrick is the operator of the project. For additional information, see pages 41-42 of Barrick’s Third Quarter Report 2023.

6.

2023 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper and silver and accordingly are reported as gold, copper and silver mineral resources and mineral reserves.

7.

For 2023, mineral resources have been estimated based on an assumed gold price of US$1,700 per ounce, an assumed silver price of US$21.00 per ounce, and an assumed copper price of US$4.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except Zaldívar, where mineral resources for 2023 were calculated using Antofagasta guidance and an assumed copper price of US$4.20 per pound. For 2022, mineral resources were estimated based on an assumed gold price of US$1,300 per ounce, an assumed silver price of US$21.00 per ounce, and an assumed copper price of US$3.75 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral resources for 2022 were calculated using Antofagasta guidance and an assumed copper price of US$3.75

8.	All mineral resources are reported inclusive of mineral reserves.

9.	Mineral resources which are not mineral reserves do not have demonstrated economic viability.

10.	All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places.

11.	All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place.

BARRICK GOLD CORPORATION	PRESS RELEASE